UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2-3-1 Daiba, Minato-ku

Tokyo 135-0091, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Interim Financial Statements

Medirom Healthcare Technologies Inc. (the “Company”) hereby releases its unaudited condensed consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and 2023, which are included as Exhibit 99.1 to this report on Form 6-K.

The condensed consolidated interim financial statements are unaudited, and have been prepared solely by the Company’s management pursuant to the rules and regulations of the U.S. Securities and Exchange Commission for interim financial reporting. Accordingly, these unaudited financial statements do not include all disclosures required by U.S. GAAP for interim financial statements.

Other than as indicated below, the information in this report on Form 6-K (including the exhibits hereto), shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing. The registrant hereby incorporates this report on Form 6-K (including exhibit 99.1 hereto) by reference into and as part of the Company’s registration statement on Form S-8 (Registration No. 333-274833), filed with the SEC on October 3, 2023, and this report on Form 6-K shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished (to the extent the Company expressly states that it incorporates such furnished information by reference into such registration statement) by the Company.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim financial statements of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2024	MEDIROM HEALTHCARE TECHNOLOGIES INC.

	By:	/s/ Fumitoshi Fujiwara
	Name:	Fumitoshi Fujiwara
	Title:	Chief Financial Officer